UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2005

                                       OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                  For the transition period from       to

                         Commission file number 0-16214

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements................................................4-9

Supplemental Schedule*

Schedule of Assets (Held at End of Year) .....................................10


* Other schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature.....................................................................11

Exhibits

23. Consent of Independent Registered Public Accounting Firm..................12

          Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers
--------------------------

June 2, 2006

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                         2005           2004
Assets
Investments, at fair value
     Registered investment companies                 $167,732,530   $157,692,113
     Albany International Class A common stock         39,595,904     40,415,508
     Participant loans                                  7,216,682      6,900,030
     Common/collective trust                           48,012,076     45,934,001
     Cash - interest bearing                               13,418             --
                                                     ------------   ------------
               Total investments                      262,570,610    250,941,652
Employer contribution receivable                        2,256,903      1,481,418
                                                     ------------   ------------
               Net assets available for benefits     $264,827,513   $252,423,070
                                                     ============   ============

 The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                          2005           2004
Additions
Investment income
     Interest and dividend income from investments   $  9,785,820   $  5,392,034
     Interest income, participant loans                   471,813        515,904
     Net appreciation in fair value of investments      3,344,381     14,110,726
                                                     ------------   ------------
                                                       13,602,014     20,018,664
                                                     ------------   ------------
Contributions
     Employer                                           6,517,896      5,693,146
     Participant                                        9,855,828      9,650,871
                                                     ------------   ------------
                                                       16,373,724     15,344,017
Other additions                                            10,591          2,719
                                                     ------------   ------------
     Total additions                                   29,986,329     35,365,400
                                                     ------------   ------------
Deductions
Payment of benefits                                    17,567,476     19,011,558
Other deductions                                           14,410         15,587
                                                     ------------   ------------
     Total deductions                                  17,581,886     19,027,145
                                                     ------------   ------------
Net increase                                           12,404,443     16,338,255
Net assets available for benefits
     Beginning of year                                252,423,070    236,084,815
                                                     ------------   ------------
     End of year                                     $264,827,513   $252,423,070
                                                     ============   ============

 The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of the Albany International Corp. (the "Company") Prosperity Plus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

      Contributions

      Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen registered investment companies, a common/collective trust and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options.

      During 2005 and 2004, the Company's matching contributions of $4,260,993 and $4,211,728 included $3,985,319 (116,711 shares) and $3,869,896
      (125,578 shares) of Albany International Class A common stock, respectively.

      Profit-Sharing Contribution

      The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company's contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

      The profit sharing contributions were $2,256,903 and $1,481,418 for the years ended December 31, 2005 and 2004, respectively. Profit sharing contributions paid during the years ended December 31, 2005 and 2004 included $1,371,376 (40,087 shares) and $1,624,315 (51,526 shares), respectively, of Albany International Class A common stock.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

      Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

      Pension Purchase

      The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus Plan. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

      Payment of Benefits

      Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

      Plan Termination

      The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

      Administrative Costs

      The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan. The Company paid Plan administrative expenses of $23,082 and $29,832 during 2005 and 2004, respectively.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

2.    Summary of Significant Accounting Policies

      Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties

      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value.

      Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

      The investment in the common/collective trust is recorded at fair value based on the Plan's share of the fund's net asset value.

      On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

      Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements.

      Common collective investment funds will be presented at fair value on the statement of net assets available for benefits. The amount will represent the difference between fair value and contract value of the collective investment fund shall be presented on the face of the statement of net assets available for benefits as a single amount. This will be calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully collective investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan. This statement will include net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

      The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

      Participant loans are valued at cost which approximates fair value.

      Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants included in payment of benefits is $311,145 and $288,196 for the years ended December 31, 2005 and 2004, respectively. Interest income is recorded as earned.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

      Payment of Benefits

      Benefit payments are recorded when paid.

3.    Investments

      Plan investments as of December 31 are as follows:

                                                         2005           2004
       Investments at fair value as determined
          by quoted market price

          Registered investment companies            $167,732,530   $157,692,113

           Albany International Class A
             common stock                              39,595,904     40,415,508
           Cash - interest bearing                         13,418           --
                                                     ------------   ------------
                                                      207,341,852    198,107,621
                                                     ------------   ------------
      Investments at estimated fair value

           Common/collective trust                     48,012,076     45,934,001
           Participant loans                            7,216,682      6,900,030
                                                     ------------   ------------
                                                       55,228,758     52,834,031
                                                     ------------   ------------

           Total investments                         $262,570,610   $250,941,652
                                                     ============   ============

      The following investments represent 5% or more of net assets available for benefits at December 31:

                                                         2005           2004

      Vanguard Institutional Index Fund              $ 46,176,648   $         --
      Vanguard Mid-Cap Index Fund                      13,578,572             --
      Vanguard Target Retirement 2015 Fund             15,370,080             --
      Vanguard Target Retirement 2025 Fund             16,630,638             --
      Vanguard Windsor Fund                            41,982,704     42,880,092
      Vanguard Retirement Savings Trust                48,012,076     45,934,001
      Albany International Class A common stock        39,595,904     40,415,508
      Vanguard 500 Index Fund                                  --     51,431,349
      Vanguard Wellesley Inv                                   --     19,083,165
      Vanguard Star Fund                                       --     13,393,150

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

      During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                         2005          2004

      Albany International Class A common stock      $ 1,361,459   $ 1,406,022
      Registered investment companies                  1,982,922    12,704,704
                                                     -----------   -----------

                                                     $ 3,344,381   $14,110,726
                                                     ===========   ===========

4.    Albany International Class A Common Stock Fund

      Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock fund is as follows:

                                                          December 31,
                                                  ----------------------------
                                                      2005            2004

      Net assets
         Albany International Class A
           common stock                           $ 39,595,904    $ 40,415,508
         Cash - interest bearing                        13,418            --
         Employer profit sharing
           contribution receivable                   2,114,301       1,371,369
                                                  ------------    ------------

                                                  $ 41,723,623    $ 41,786,877
                                                  ============    ============

      Changes in net assets
         Investment income                        $  1,361,459    $  1,406,022
         Dividend income                               386,282         354,933
         Employer matching contribution              3,985,319       3,869,896
         Employer profit sharing contribution        2,114,301       1,371,369
         Employee contributions                         47,080          20,137
         Payment of benefits                        (1,606,613)     (2,279,040)
         Other deductions                               (4,935)         (5,127)
         Net transfers to/from participant
           directed investments                     (6,346,147)     (6,393,755)
                                                  ------------    ------------

                                                  $    (63,254)   $ (1,655,565)
                                                  ============    ============

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

5.    Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest rates on loans are determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.94% and 10.08% at December 31, 2005). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

6.    Related Party Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor's Albany International Class A common stock. The Plan purchased $7,837,853 and $6,365,343 and sold $10,005,497 and $9,173,984 of Albany
      International Class A common stock during the years ended December 31, 2005 and 2004, respectively. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------

EIN 14-0462060
Attachment to Form 5500, Schedule H,
Line 4(i) - "Schedule of Assets (Held at End of Year)"

                                                                                                       Current
   Identity of Issuer                            Investment Type                     Cost               Value
   PIMCO Total Return                      Registered Investment Company        $  6,097,641        $  6,080,712
   Royce Premier Fund                      Registered Investment Company           3,186,264           3,286,498
*  Vanguard Inst Index Fund                Registered Investment Company          44,715,517          46,176,648
*  Vanguard Int'l Growth Fund              Registered Investment Company           9,829,642          11,557,121
*  Vanguard Mid-Cap Index Fund             Registered Investment Company          12,911,286          13,578,572
*  Vanguard Morgan Growth Inv              Registered Investment Company           1,033,024           1,080,953
*  Vanguard Tgt Retirement 2005            Registered Investment Company           3,557,685           3,532,643
*  Vanguard Tgt Retirement 2015            Registered Investment Company          15,272,949          15,370,080
*  Vanguard Tgt Retirement 2025            Registered Investment Company          16,432,472          16,630,638
*  Vanguard Tgt Retirement 2035            Registered Investment Company           5,604,655           5,727,634
*  Vanguard Tgt Retirement 2045            Registered Investment Company             905,111             929,679
*  Vanguard Target Retirement Inc.         Registered Investment Company           1,803,029           1,798,648
*  Vanguard Windsor Fund                   Registered Investment Company          40,134,588          41,982,704
*  Vanguard Retire Savings Trust           Common/Collective Trust                48,012,076          48,012,076
*  Albany International Class A            Common Stock                           25,346,054          39,595,904
*  Vanguard cash account -
    interest bearing                       Cash                                       13,418              13,418
*  Loan Fund                               4.94% - 10.08%                          7,216,682           7,216,682
                                                                                ------------        ------------
   Total assets held for investment
    purposes                                                                    $242,072,093        $262,570,610
                                                                                ============        ============
*  Party-in-interest as defined by ERISA

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Albany International Prosperity Plus
                                            Savings Plan
                                                       (Name of Plan)

Date: June 28, 2006                         /s/ Charles J. Silva, Jr.
                                            --------------------------
                                            Charles J. Silva, Jr.
                                            Vice President-General Counsel